SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SHAREHOLDERS NOTICE:

GAFISA ANNOUNCES GLASS LEWIS PROXY ADVISORY FIRM SUPPORTS ALL MANAGEMENT PROXY PROPOSALS

THE TWO LEADING GLOBAL PROXY ADVISORY FIRMS (GLASS LEWIS & ISS) NOW ADVISE VOTING “FOR” MANAGEMENT’S DIRECTOR NOMINEES

FOR IMMEDIATE RELEASE - São Paulo, May 3, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced that Glass Lewis & Co., a leading independent governance analysis and proxy voting firm serving institutional investors that collectively manage more than US$15 trillion, issued a report recommending approval by shareholders of all proxy items proposed for Gafisa’s Extraordinary General Meeting (EGM) and Annual General Meeting of Shareholders (AGM) on May 11, 2012. The report includes a recommendation to vote “FOR” the slate of nine directors nominated by management.

The Glass Lewis report recommends a vote “FOR” the reelection of all six current directors including, Caio Racy Mattar, Gerald Dinu Reiss, Jose Écio Pereira da Costa Junior, Henri Phillippe Reichstul, Maria Leticia de Freitas Costa and Odair Garcia Senra in addition to the three new nominees, Rodolpho Amboss, Ricardo Campos Caiuby Ariani and José Guimarães Monforte.

The board members that comprise the management slate are well-balanced and are best positioned to lead the Company forward as it executes its strategic business plan.  The group combines many years of experience in the real estate and construction sectors, extensive executive leadership capabilities, public company board experience and, professions in legal, finance, audit and strategic consulting.

In the analysis, Glass Lewis stated:

“To the best of our knowledge, [the dissident] has not put forward a sufficiently cogent rationale for abstaining from or voting against management’s slate.”

“Having reviewed the board’s nominees, we do not believe there are substantial issues for shareholder concern. Accordingly, we recommend that shareholders vote FOR this proposal.”

The report also notes, “that since requests for a separate election are generally made at the [AGM] meeting, and requests for cumulative voting are made after instructions from those voting by proxy are sent, shareholders voting by proxy are generally unable to participate in the election of the minority shareholder-nominated candidates.”

Glass Lewis is the second independent governance and proxy firm to recommend voting for the management slate, in addition to Institutional Shareholder Services Proxy Advisory Services (ISS). Both ISS and Glass Lewis recommended voting “FOR” all the proposals put forward by management.

We strongly encourages shareholders to immediately exercise their right to vote with the Company in order to maintain a fair and equitable process for all shareholders and advance the highest levels of corporate governance for Gafisa.

For more information about the May 11, 2012 Annual and Extraordinary General Meeting of shareholders, please visit www.cvm.gov.br. You can also find more information about the Management Proposals on Gafisa’s investor relations website at www.gafisa.com.br/ir.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luciana Doria Wilson Investor Relations Phone: +55 11 3025-9305 /9242/9297 Fax: +55 11 3025-9348 Email: ir@gafisa.com.br	Media Relations (Brazil) Débora Mari Michelucci Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 3, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer